Exhibit 99.1

TORM plc – Notice of and complete proposals for the Annual General Meeting 2018

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of TORM plc to be held on 12 April 2018.

CONTACT		TORM plc
Christopher H. Boehringer, Chairman, tel.:	+45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director, tel.:	+45 3917 9200	London, EC3V 9DU, United Kingdom
Christian Søgaard-Christensen, CFO, tel.:	+45 3917 9200	Tel.: +44 203 713 4560
Christian Lintner, IR, tel.:	+45 3917 9335	www.torm.com

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO TORM PLC (THE "COMPANY") ON WHICH YOU ARE BEING ASKED TO VOTE.

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The definitions used throughout this Circular are set out on page 5 of this Circular.
If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek immediately your own personal financial advice from an appropriately qualified independent adviser authorised pursuant to the Financial Services and Markets Act 2000 if in the United Kingdom or otherwise regulated under the laws of your own country.
If you sell or transfer or have sold or transferred all your Shares in the Company, you should hand this Circular and the documents accompanying it to the purchaser or agent through whom the sale was effected for transmission to the purchaser. If you sell or have sold or otherwise transferred only part of your holding of Shares, you should retain these documents.

TORM PLC
(a company registered in England and Wales with company number 09818726)
Notice of Annual General Meeting

This document should be read in its entirety. Your attention is drawn to the letter from the Chairman of the Company set out in this document, which contains your Board's unanimous recommendation to vote in favour of the Resolutions set out in the notice of Annual General Meeting referred to below.
Notice of the Annual General Meeting (the "AGM") of the Company to be held at the DoubleTree by Hilton Hotel London – Victoria, 2 Bridge Place, London SW1V 1QA on 12 April 2018 at 12.00 noon (London UK) is set out at the end of this Circular.
Shareholders will find enclosed a Form of Proxy for use at the AGM. To be valid for use at the AGM, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company's registered office or by fax to the Company as soon as possible and, in any event, to arrive by 18.00 (BST) on 10 April 2018. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the AGM should they subsequently wish to do so.
YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN.
Your attention is drawn to the section entitled "Action to be Taken by Shareholders" on page 4 of this Circular.
Copies of this document will be available to download from the Company's website at www.torm.com

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LETTER FROM THE CHAIRMAN
TORM PLC
(Registered in England and Wales with Company Number 09818726)
Registered Office:
Birchin Court,
20 Birchin Lane,
London,
England,
 EC3V 9DU
Directors:
Christopher H. Boehringer, Chairman
 David Weinstein, Deputy Chairman
Jacob Meldgaard, Executive Director
Göran Trapp
Torben Janholt

8 March 2018
Dear Shareholder
NOTICE OF ANNUAL GENERAL MEETING,
1          Introduction
I am writing in connection with the Resolutions to be proposed at the forthcoming Annual General Meeting ("AGM") of TORM Plc (the "Company") at 12.00 noon (BST) on 12 April 2018 at the DoubleTree by Hilton Hotel London – Victoria, 2 Bridge Place, London SW1V 1QA. Your attention is drawn to the recommendations of the Board as set out in paragraph 5 of this letter.
The Directors of the Company have taken all reasonable care to ensure that the facts stated in this Circular are true and accurate in all material respects and that there are no material facts the omission of which would make misleading any statement contained in this Circular, whether of fact or opinion.
2          Resolutions
The Resolutions to be proposed at the AGM are set out in full in the notice of meeting attached to this document and are self-explanatory.
Resolution four proposes that the Company's Long-Term Incentive Plan adopted in 2016 ("2016 LTIP") be updated such that it has the terms set out in the 2018 Long-Term Incentive Plan ("2018 LTIP" and, together with the 2016 LTIP, the "LTIP"). The Company notes that, currently, its 2016 LTIP has very little or no retention effect, as the options are 'out-of-the-money' with an exercise price of DKK 93.6. Given the Company's current share price, this situation is not likely to change in the short term. In order to ensure that the LTIP fulfils its purpose, it is proposed that certain adjustments be made to the 2016 LTIP, by the adoption of the 2018 LTIP such that the 2018 LTIP will be used for future LTIP awards in substitution for the 2016 LTIP, including an adjustment to the exercise price for the grants to be made under the Company's 2018 LTIP to a level in line with the prevailing Company share price at the time of grant. Further details of the proposed adjustments from the 2016 LTIP to the 2018 LTIP are set out in Appendix A of this Notice of Annual General Meeting.

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Resolution five proposes that the Remuneration Policy for the directors of the Company adopted in 2017 ("2017 Remuneration Policy") be updated to accommodate the terms set out in the 2018 LTIP, such that any future incentives awarded by the Company are awarded under the 2018 LTIP ("2018 Remuneration Policy").  A copy of the 2018 Remuneration Policy is set out in Appendix B of this Notice of Annual General Meeting.
3          Financial Statements
It is proposed that the Directors' and Auditors' reports and the financial statements for the financial year ended 31 December 2017 will be received and, if approved, adopted at the AGM. A copy of the Directors' and Auditors' reports and the financial statements are available on the Company's website (www.torm.com/).
4          Expenses
The costs and expenses of calling the AGM and any adjourned AGM will be met by the Company. The costs will be paid by the Company irrespective of whether or not the Resolutions are passed by the requisite majority at the forthcoming AGM.
5          Recommendations
The Board believes that approval of the Resolutions to be proposed at the AGM is in the best interests of Shareholders as a whole and recommends that Shareholders vote in favour of the Resolutions set out in the notice of AGM of the Company, as the Directors intend to do, or procure to be done, in respect of their own and their connected persons' beneficial holdings.
6          Action's to be taken by Shareholders
(a)          Annual General Meeting
The Resolutions are subject to Shareholder approval. A notice convening the AGM is set out at the end of this Circular.
A Form of Proxy for the AGM is enclosed with this Circular, and you are requested to complete and post the Form of Proxy to the Company's registered address as soon as possible or by facsimile to the Company on +45 3917 9393. The completion and return of a form of proxy will not prevent you from attending the AGM in person, speaking and voting if you wish to do so.
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the above address as the case may be by 18.00 (BST) on 10 April 2018.
The majority required for the passing of the Ordinary Resolutions at the AGM is a simple majority of the total number of votes cast for and against such resolutions.
The quorum for the AGM is two or more Shareholders who are entitled to vote, present in person or by proxy or a duly authorised representative of a corporation which is a member. If, within five minutes after the time appointed for the AGM (or such longer interval not exceeding one hour as the Chairman may think fit to allow) a quorum is not present, the AGM shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place to be decided by the Chairman, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, one member present in person or by proxy and entitled to vote will constitute a quorum.

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(b)          Inspection of Documents
Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any Business Day from the date of this Circular until the conclusion of the AGM and at the place of the AGM for at least 15 minutes prior to, and during, the AGM:
(i)          the Memorandum and Articles of Association of the Company;
(ii)          this Circular;
(iii)	a memorandum setting out the terms of the contracts for services of the Executive Director and each of the non-Executive Directors;
(iv)	the 2018 LTIP, including a mark-up version showing the changes from the 2016 LTIP; and
(v)	the 2018 Remuneration Policy, including a mark-up version showing the changes from the 2017 Remuneration Policy. Further Information
If you have questions in this regard, please do not hesitate to contact Christian Lintner at
+45 3917 9335.

Yours faithfully

Christopher H. Boehringer
Chairman

EXPECTED TIMETABLE
Latest time and date for receipt of Forms of Proxy for Annual General Meeting	6.00 pm (BST) on 10 April 2018
Time and date of Annual General Meeting	12.00 noon (BST) on 12 April 2018
Expected Effective Time of the Resolutions	12.00 noon (BST) on 12 April 2018*

*(or, if later, the effective time and date upon which Shareholders approve the Resolutions)

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DEFINITIONS
The following definitions apply throughout this Circular unless the context requires otherwise:
2016 LTIP	The Company's Long-Term Incentive Plan adopted in 2016
2017 Remuneration Policy	The Remuneration Policy for the Directors of the Company adopted in 2017
2018 LTIP	The Company's Management Long-Term Incentive Plan proposed to be adopted at the AGM for the purposes of future awards in substitution for the 2016 LTIP
2018 Remuneration Policy
The Remuneration Policy for the Directors of the Company proposed to be adopted at the AGM for the purpose of providing a framework for the future remuneration to be paid to non-Executive members of the Board of Directors and certain specified members of the Company's Executive Management in substitution for the 2017 Remuneration Policy

Board of Directors	The Board of Directors of the Company
AGM or Annual General Meeting	The Annual General Meeting of the Company to be held on 12 April 2018 (or any adjournment thereof), notice of which is set out at the end of this Circular
Business Day	Any day other than a Saturday or Sunday on which banks are open for normal banking business in London
Circular	This document including, for the avoidance of doubt, the Letter from the Chairman, Notice of Annual General Meeting and Form of Proxy
Companies Act	The Companies Act 2006, as amended, supplemented or replaced from time-to-time
Company	TORM plc
Effective Time	The time at which the Resolutions are expected to become effective, being 12.00 noon (BST) on 12 April 2018 or such other time as the Directors may in their absolute discretion determine
Form of Proxy	The form of proxy appended to this Circular for use by Shareholders in voting at the AGM
LTIP	The 2016 LTIP and/or the 2018 LTIP, as appropriate
Ordinary Resolutions	The ordinary Resolutions to be proposed at the AGM which are set out in the notice convening the AGM at the end of this Circular
Registered Office	Birchin Court, 20 Birchin Lane, London, England, EC3V 9DU
Resolutions	The resolutions to be proposed at the AGM which are set out in the notice convening that meeting at the end of this Circular
Shares
As the context indicates, ordinary A- and  ordinary B-shares of USD 0.01 each in the capital of the Company and, in respect of Resolutions 6 to 9 (inclusive) only, ordinary C-shares in the capital of the Company

Shareholders	Holders of Shares

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TORM PLC
Registered in England and Wales – Company Number 09818726 (the "Company")
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the DoubleTree by Hilton Hotel London – Victoria, 2 Bridge Place, London SW1V 1QA on Thursday, 12 April 2018 at 12.00 noon (BST) for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions.

ORDINARY BUSINESS

To consider and, if thought fit, pass the following Resolutions, which will be proposed as ordinary resolutions:
1          THAT the Annual Report including the accounts and the reports of the Directors and Auditors for the financial year ended 31 December 2017 be received and adopted.
2          THAT the Company declares that no final dividend for the year ended 31 December 2017 be distributed to the shareholders.
3          THAT the Company's Remuneration Report for the financial year ended 31 December 2017 be received and adopted.
4          THAT the Board of Directors be authorised to award share-based long-term incentives under the 2018 LTIP (within the boundaries of the existing maximum threshold of 7% of the Company's share capital) in substitution for the 2016 LTIP for the purpose of future LTIP awards, and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to carry into effect the 2018 LTIP.
5          THAT the 2018 Remuneration Policy be received and adopted.
6          THAT the Company's Non-Executive Director and Chairman Christopher H. Boehringer is re-elected for a term of two years.
7          THAT the Company's Non-Executive Director Göran Trapp is re-elected for a term of two years.
8          THAT the Company's Non-Executive Director Torben Janholt is re-elected for a term of two years.
9          THAT the Company's Executive Director Jacob Meldgaard is re-elected for a term of two years.
10          THAT Deloitte LLP be reappointed as auditor of the Company until the next Annual General Meeting and that the Directors be authorised to determine the remuneration of the auditors.

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By Order of the Board	Registered Office: Birchin Court, 20 Birchin Lane, London, England, EC3V 9DU

Christopher H. Boehringer
 Chairman
Dated          8 March 2018

Notes:
(a)	Only those shareholders registered in the Company's register of members at:
(i)	6.00pm (BST) on 10 April 2018; or,
(ii)	if this meeting is adjourned, at 12.00 noon (BST) on the day two days prior to the adjourned meeting, shall be entitled to attend, speak and vote at the meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.
(b)	Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, can be found at www.torm.com/.
(c)
If you wish to attend the meeting in person, please attend the DoubleTree by Hilton Hotel London – Victoria, 2 Bridge Place, London SW1V 1QA on 12 April 2018 at 12.00 noon (BST) for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions.

(d)
If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the meeting and you should have received a proxy form with this notice of meeting. A proxy does not need to be a shareholder of the Company but must attend the meeting to represent you. You can only appoint a proxy using the procedures set out in these notes and the notes to the proxy form. To appoint more than one proxy, please contact the Company on tel.  +44 203 713 4560.

(e)
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited with the Company's share registrar, VP Investor Services, Weidekampsgade 14, DK-2300, Copenhagen S, Denmark (the "Company Secretary") or at the Company's registered office or by facsimile to the Company on +45 3917 9393 by 18.00 (BST) on 10 April 2018.

(f)
The completion and return of a proxy card will not affect the right of a member to attend, speak and vote in person at the meeting convened by this notice. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(g)
A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(h)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

(i)
Shareholders may change proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

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(j)	Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact the Company Secretary.
(k)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
(l)	A shareholder may change a proxy instruction, but to do so you will need to inform the Company in writing by either:
(i)
sending a signed hard-copy notice clearly stating your intention to revoke your proxy appointment to the Company Secretary. In the case of a shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice; or

(ii)	sending an email to ir@torm.com.
(m)	In either case, the revocation notice must be received by the Company Secretary no later than 18.00 (BST) on 10 April 2018.
(n)
If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

(o)
A corporation which is a shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a shareholder provided that no more than one corporate representative exercises powers over the same share.

(p)
As at 17.00 CET on 7 March 2018, which is the latest practicable date before publication of this notice, the Company's issued share capital comprised 74,218,848 ordinary shares of USD 0.01 each (made up of 74,218,846 ordinary A-shares, 1 ordinary B-share and 1 ordinary C-share). Each ordinary A- and B-share carries the right to one vote, and the ordinary C-share carries the right to 350,000,000 votes in respect of Resolutions 6 to 9 (inclusive) proposed at this Annual General Meeting of the Company only, but carries no right to vote on the other resolutions proposed at this Annual General Meeting of the Company. Accordingly, the total number of voting rights in the Company in respect of Resolutions 1 to 5 (inclusive) and 10 proposed at this Annual General Meeting as at 17.00 CET on 7 March 2018 is 74,218,847, and the total number of voting rights in the Company in respect of Resolutions 6 to 9 (inclusive) proposed at this Annual General Meeting as at 17.00 CET on 7 March 2018 is 424,218,848.

(q)	Any member attending the meeting has the right to ask questions. The Company must answer any question you ask relating to the business being dealt with at the meeting unless:
(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
(ii)	the answer has already been given on a website in the form of an answer to a question; or
(iii)	it is undesirable in the interest of the Company or the good order of the meeting that the question be answered.
(r)
A memorandum which outlines the key terms of the contracts for services of the Executive Director and each of the non-Executive Directors, the 2018 LTIP (for the purposes of identification initialled by the Chairman) and the 2018 Remuneration Policy (for the purposes of identification initialled by the Chairman) are available for inspection at the Company's registered office during normal business hours and at the place of the meeting from at least 15 minutes prior to the meeting until the end of the meeting.

(s)
The quorum for the meeting is two or more members who are entitled to vote on each of the resolutions proposed at this Annual General Meeting of the Company, present in person or by proxy or a duly authorised representative of a corporation which is a member.

(t)	The ordinary resolutions must be passed by a simple majority of the total number of votes cast for and against such resolution.
(u)	At the meeting the vote may be taken by show of hands or by poll. On a poll, every member who is present in person or by proxy shall be entitled to one vote for every share held by him.
(v)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the meeting shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) the time and place to be decided by the Chairman, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present in person and by proxy shall be a quorum.

(w)
Pursuant to regulation 41 of The Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company's register of members at 6.00 pm (BST) on 10 April 2018.

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TORM PLC
Registered in England and Wales – Company Number 09818726 (the "Company")
FORM OF PROXY
for use by shareholders at the Annual General Meeting
 to be held on 12 April 2018
I/We, the undersigned shareholder(s) of the Company hereby appoint:
1	the Chairman of the Meeting, Jacob Meldgaard; or
2	………………………………………………………………………………………………………………………………………………. (name and address of proxy in capital letters)
as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at the DoubleTree by Hilton Hotel London – Victoria, 2 Bridge Place, London SW1V 1QA on 12 April 2018 at 12.00 noon (BST) and at any adjournment thereof.
Please indicate with an "X" in the appropriate boxes below how the proxy should vote and then sign on the next page.  If no specific direction as to voting is given, the proxy may vote or abstain at his discretion.
ORDINARY BUSINESS	For Against Withheld

ORDINARY BUSINESS	For	Against	Withheld
Resolution 1 – (adoption of Annual Report and Accounts)
Resolution 2 – (no declaration of a final dividend)
Resolution 3 – (Remuneration Report)
Resolution 4 – (Authorising the Board of Directors to implement the 2018 LTIP)
Resolution 5 – (Remuneration Policy)
Resolution 6 – (re-election of Christopher H. Boehringer)
Resolution 7 – (re-election of Göran Trapp)
Resolution 8 – (re-election of Torben Janholt)
Resolution 9 – (re-election of Jacob Meldgaard)
Resolution 10 – (reappointment of Deloitte LLP)

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I/We authorise my/our proxy to act at his/her discretion in relation to any other business arising at the meeting (including in respect of the question whether to adjourn such meeting) and at any adjournment of such meeting.

Signature(s)          …………………....................................          Dated          …………………....................................

Name:          ………………….....................................................................................................(in capital letters)

 Initials and surnames of joint holders if any……………………………………………………………………………….

Address                       …………………....................................          VP referencenr: ............................................
…………………....................................
…………………....................................
NOTES
(a)
As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter in the box next to the proxy's name the number of shares in relation to which they are authorised to act as your proxy. If this box is left blank, they will be authorised in respect of your full voting entitlement.

(b)
Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(c)
A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint as your proxy someone other than the Chairman of the meeting, cross out the words "the Chairman of the Meeting, Jacob Meldgaard" and write on the dotted line the full name and address of your proxy.  The change should be initialled.

(d)
In the case of a corporation, the proxy form must be expressed to be executed by the corporation and must be signed by a director and the secretary or by two directors or under the hand of a duly authorised officer or attorney.

(e)	In the case of joint holders the vote of the person first named in the register of members tendering a vote will be accepted to the exclusion of the votes of the other joint holders.
(f)
You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you are appointing more than one proxy, please indicate next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy and indicate that the proxy appointment is one of multiple appointments being made. Multiple proxy appointments should be returned together in the same envelope.

(g)
To direct your proxy on how to vote on the resolutions, mark the appropriate box with an "X". To abstain from voting on a resolution, select the relevant "withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution.

(h)
In the absence of instructions, the person appointed proxy may vote or abstain from voting as he or she thinks fit on the specified ordinary resolution and, unless instructed otherwise, the person appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.

(i)
As an alternative to completing this hard-copy proxy form, you can appoint a proxy electronically. For an electronic proxy appointment to be valid, your appointment must be received by VP Investor Services, Weidekampsgade 14, DK-2300, Copenhagen S, Denmark by 18.00 (BST) on 10 April 2018.

(j)
You are requested to complete and send this form of proxy (or a notarially certified copy thereof) by post to the Company's share registrar, VP Investor Services, Weidekampsgade 14, DK-2300, Copenhagen S, Denmark or to the Company's registered office or by fax to the Company on +45 3917 9393.  To be valid, this form must be completed and deposited at the Company's registered office or by fax together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by 18.00 (BST) on 10 April 2018.

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To:	TORM Plc

APPOINTMENT OF CORPORATE REPRESENTATIVE
The Company named below, being a member of your Company, hereby notifies you of the appointment of __________________ as its Corporate Representative to attend on its behalf at the Annual General Meeting of your Company to be held on 12 April 2018 and at any adjournment thereof and to vote on the Resolutions set forth in the notice of the said meeting.
Dated:

........................................................................
duly authorised for and on behalf of

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REGISTRATION FORM (A shares)

TORM PLC Annual General Meeting on Thursday, 12 April 2018 at 12.00 noon (BST)
at the DoubleTree by Hilton Hotel London – Victoria, 2 Bridge Place, London SW1V 1QA

Name: ________________________________________________________________________________

Address: ______________________________________________________________________________

Zip code and city: ______________________________________________________________________

VP reference number:
____________________________________________________________________
(Please use CAPITAL LETTERS)

Order for admission card:

Please tick off or order directly at www.vp.dk/agm

☐ I/we will attend the Annual General Meeting and hereby order an admission card

☐ I/we attend with advisor:

________________________________________________________
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Announcement no. 7 / 8 March 2018	TORM plc – Notice of and complete proposals for the Annual General Meeting 2018	Page 13 of 25

APPENDIX A
New Long-Term Incentive Plan (the 2018 LTIP)
Background
As of 20 December 2017, the Company has granted 2.6m Restricted Share Units ("RSUs") (adjusted for expired RSUs) and utilized 4.2% points of the maximum threshold of 7% of the Company's share capital.
Proposed Adjustments from the 2016 LTIP to the 2018 LTIP
It is proposed that 2018 RSUs and subsequent RSUs be granted with the following terms:
1.	the exercise price will be the daily average across the 90-day (rather than 30-day) period before the date of the AGM (12 April 2018 for the 2018 AGM) plus a 15% premium; and
2.	the exercise period for any vested RSUs will be 360 days (rather than 180 or 365 days), as detailed in the statement to be issued by the Company to the recipients of the RSUs awarded by the Company.
In relation to the Executive Director, the Company proposes to allot RSUs under the 2018 LTIP on the basis outlined above in respect of RSUs for 2018 corresponding to 60% of the RSUs originally allotted to the Executive Director (which original RSUs he will agree not to exercise).

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APPENDIX B
2018 Remuneration Policy
1.	Introduction
The following pages set out the remuneration policy for Directors of TORM plc which, if approved by shareholders at the General Meeting on 12 April 2018, will take effect from the 01 January 2018.

The Board of Directors (the "Board of Directors") of TORM plc ("TORM" or the "Company"), has adopted this remuneration policy (the "Remuneration Policy"), including overall guidelines on incentive pay.
This Remuneration Policy provides the framework for remuneration paid to non-executive members of the board of directors and certain specified members of the Company's executive management (the "Executive Management"; the board of directors and the executive management jointly referred to as the "Management").
In accordance with the requirements of the UK Companies Act 2006 and as part of its annual report, the Company will be required to prepare a remuneration report for that financial year (the "Remuneration Report").
As part of the Remuneration Report, the Company is required to have a remuneration policy for the Company which complies with the contents requirements of the UK Companies Act. The Remuneration Policy will be proposed for approval at the Annual General Meeting of the Company and will continue to be subject to a binding shareholder vote at least once every three years thereafter.

2.	Background and general objectives
The growth and future success of the Company depend upon the efforts of the members of Management. Therefore, it is the overall objective of this Remuneration Policy to attract, motivate and retain qualified Management members.

Remuneration of members of Management, including the size and composition of the board of directors, shall be determined with a view to promote value-creation within the Company, to implement its short-term as well as long-term strategic goals and to create common interests between members of Management and TORM shareholders.
2.1 Consideration of employment conditions elsewhere in the Company
The Company does not specifically consult with employees in relation to this policy and no direct comparison metrics are applied between employees and the remuneration levels for executive director(s). However, this Remuneration Policy seeks to ensure that the combined remuneration to members of Management for work performed in and for the Company is market comparable not only in comparison to other industry groups, but also in comparison with peer companies within the global shipping industry. When considering salary increases for the executive director(s), the Company will seek to ensure comparison against other companies within the same market capitalization range.

2.2 Statement of consideration of shareholder views
The Chairman of the Annual General Meeting of the Company will inform the shareholders of any proposal by the board of directors in relation to level of Management remuneration. The Committee is strongly committed to an open and transparent dialogue with shareholders on remuneration matters and the Chairman will invite comments from the shareholders before any level is agreed upon.

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3.	Remuneration of the Board of Directors
Members of the board of directors receive a fixed annual fee in line with the amounts set out in Table 1 below. The level of the fixed annual fee is proposed by the board of directors at the Annual General Meeting, after comparison against other companies within the same market capitalization range.

Members of the board of directors are not offered any participation in any incentive schemes. However, the executive director participates in an incentive scheme of TORM plc's subsidiary, TORM A/S, in his role as CEO of that Company. The Chairman and the Deputy Chairman of the Board of Directors as well as the Chairman and members of the committees established by the board of directors may receive additional fees in line with the amounts set out in Table 1 below.
If a member of the board of directors is instructed to take on a specific ad hoc task that falls outside the scope of that member's ordinary duties, such member may be offered an additional fee for the work carried out related to such task subject to the approval by the board of directors.
The Company will be required, under the UK Companies Act 2006, to prepare a Remuneration Report for each financial year, which will be provided to shareholders as part of the Company's annual report, and which will set out details of all payments made to the board of directors in the preceding financial year.
The Remuneration Policy will be subject to a binding shareholder vote at least once every three years.
TORM may reimburse relevant reasonable expenses, such as travel and accommodation, in connection with attendance at meetings of the board of directors (or duly appointed committees of the board of directors).
The remuneration principles applicable to members of the board of directors also apply to any board observer appointed in accordance with articles 74 or 76 of the Articles of Association of the Company.
Any fees payable to the members of the board of directors and any board observer may be paid in cash or as a share-based payment.

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Table 1 – Board Fees
*Only payable in a year where actual meetings are held
Board Fees	Directors Fee per Annum
Chairman	EUR 150,000
Deputy Chairman	EUR 100,000
Minority Board Observer	EUR 70,000
Executive Director	EUR 70,000
Director	EUR 50,000
Board Observer	EUR 70,000
Additional duties	Additional Fees per Annum
Chairman of the Audit Committee	EUR 50,000
Other Audit Committee members	EUR 25,000
Chairman of the Risk Committee	EUR 50,000
Other Risk Committee members	EUR 25,000
Chairman of the Nomination Committee*	EUR 25,000
Other Nomination Committee members*	EUR 25,000
Chairman of the Remuneration Committee	EUR 25,000
Other Remuneration Committee members	EUR 25,000

* Only payable in a year where the actual meetings are held.
3.1 Approach to recruitment remuneration of executive director
When considering the appropriate remuneration for a new executive director, the Remuneration Committee will consider the level of the fixed annual fee proposed by the board of directors and agreed at the Annual General Meeting as detailed in Table 2 below. The aim is to provide a remuneration package which is sufficient to attract, retain and motivate key talent, while at all times, ensuring we pay no more than is necessary with due regard to the best interests of the Company and our shareholders. The Remuneration Committee will provide full details of the recruitment package for any new executive director in the next annual report on remuneration and will provide shareholders with the rationale for any decisions taken.

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Table 2 – Key aspects of the remuneration policy for executive directors
Elements	Purpose	Operation and performance measures
Director fees	To attract and retain high calibre executive directors by offering market competitive fees.
The level of the fixed annual fixed fee is proposed by the board of directors at the Annual General Meeting, after comparison against other companies within the same market capitalization range.
Assessment of performance
There are no performance measures associated with the Directors fees.

CEO Base salary	To recruit and retain high calibre executive(s) providing base level remuneration at a competitive market rate.
The salary will be discussed and agreed with the Chairman of the board of directors once a year in February, and take effect from 01 January of that year.
Assessment of performance
There are no performance measures associated with the base salary.

CEO taxable benefits
To provide market competitive benefits set at a level which the Committee considers appropriate for the role and individual circumstances. There are no performance measures associated with this benefit.

Executive directors receive a competitive benefits package, which may include Company Car / newspapers / mobile phone / PC / ADSL and call charges. Other benefits may be introduced from time to time to ensure the benefits package is appropriately competitive and reflects the circumstances of the individual Director.
Assessment of performance
There are no performance measures associated with this benefit.

CEO bonus	To encourage and reward delivery of the Company's strategic priorities. Providing a variable level of remuneration based on short term performance against the annual plan.
The board of directors will provide the CEO with a performance bonus for each financial year in the following range and based upon the following parameters:

Assessment of performance
• The fulfilment of specific performance metrics by the Company (up to 50% of the CEO's base salary). The performance metrics are specified at the start of the performance period.
•TORM P/NAV vs. peers based on weighted average Price to Net Asset Value ratio (quarterly NAV determined by Clarksons) (up to 50% of the CEO's base salary); and
• Up to 20% of the CEO's base salary based on the sole discretion of the Company's board of directors.

CEO LTIP	To encourage and reward the generation of long term shareholder returns and the delivery of financial / strategic priorities. To provide the largest potential remuneration to long term performance.
Incentives under the LTIP may be granted in any one or a combination of the following forms:

• share options;
• restricted share units; and
• other share-based awards.

Maximum Threshold.
The maximum threshold for the share-based LTIP grants applicable to executive management as a group is expected to be approximately 7% of the Company's share capital from time to time.

Minimum Vesting Requirements.
Incentives granted under the LTIP are generally subject to minimum vesting requirements of three years and must generally have a vesting period of five years for members of executive management (with incremental vesting permitted over the vesting period).

PENSION	To offer market competitive levels of pension contribution.	The Directors of TORM plc do not receive any pension from the Company. In addition, the Denmark-based executive director, under the role as CEO of TORM A/S, does not receive any pension.

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3.2 Service contracts
In accordance with the Companies Act 2006, Chapter 5, Section 228 (1) b, the Company has chosen to issue a written memorandum setting out the terms of the non-executive and executive directors' contracts.  The memorandum is available for viewing at the Companies registered office upon demand. Under the Company's Articles of Association, each Director must retire at the end of the second Annual General Meeting after his appointment or last reappointment, unless he has been reappointed at that Annual General Meeting.

3.3 Payments for loss of office
Non-executive directors - the Company does not consider making payments for loss of office of non-executive directors.

Executive directors - a termination notice cannot exceed 24 months. Termination by the executive director shall be subject to a minimum of six months' prior written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years. The Remuneration Committee will maintain a discretionary approach to the treatment of leavers, on the basis that the facts and circumstances of each case are unique. In an exit situation, the Remuneration Committee will consider: the individual circumstances, any mitigating factors that might be relevant; the appropriate statutory and contractual position and the requirements of the business for speed of change
The Company may terminate the CEO's service agreement by at least 12 months' notice to expire on the last day of a month. The CEO may terminate his service agreement with six months' written notice to expire on the last day of a month.

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4.	Remuneration of the executive director
4.1 Performance Scenarios
The performance scenarios in table 3 below show the estimated remuneration that could be received by the executive director for 2017, both in absolute terms and as a proportion of the total package under different performance scenarios. The assumptions underlying each performance scenario are detailed in the table below:
Table 3 – Indicative executive director total remuneration levels
The chart below illustrates how the total pay opportunities for the executive director could vary under three different performance scenarios.
Pay Element	Above	Target	Below
Directors fees	Fixed Fee € 70,0000	Fixed Fee € 70,0000	Fixed Fee € 70,0000
Fixed	2017 gross basic salary and benefits	2017 gross basic salary and benefits	2017 gross basic salary and benefits
Annual Bonus	100% of maximum bonus opportunity	50% of maximum bonus opportunity	None

•	Annual bonus Maximum opportunity is based on 120% of CEO's base salary in the financial year.

The executive director receives a fixed annual base salary based on assessment of the overall objectives of this Remuneration Policy, market practice, scope and nature of the work performed, qualifications required and the performance of each member.
When the executive director is also the CEO of the Company's subsidiary TORM A/S, his/her remuneration will include compensation from TORM A/S, subject to the framework of this Remuneration Policy.
The executive director's terms of employment with the TORM Group including, salary, pension, and resignation, are determined by the board of directors. A termination notice cannot exceed 24 months. Resignation by the executive director shall be subject to a minimum of six months' prior written notice. Any severance pay cannot exceed an amount corresponding to the remuneration paid for the preceding two years.

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In addition, the executive director may be offered to participate in management incentive plan(s) (a "Plan" or "Plans") or be offered extraordinary bonuses as well as ordinary benefits, inter alia company car, telephone, internet access and newspapers.

4.2 TORM's Management Incentive Plans
The Plans are established by the board of directors who will determine the terms and conditions of each Plan subject to the framework of this Remuneration Policy.
When determining the composition of a Plan, including the elements of incentive pay as well as the ratio between fixed salary and incentive pay under the Plan, due consideration must be given to the overall objectives of this Remuneration Policy to avoid undesirable incentives. The Plan should combine an effective means of attracting and retaining qualified candidates with a long-term focus on maximizing shareholder value.

Purpose of the Plans
A Plan may comprise a Short-term incentive plan ("STIP") and/or a long-term incentive plan ("LTIP"), both as described below.

TORM believes that providing the members of executive management with a proprietary interest in the growth and performance of TORM stimulates individual performance and enhances shareholder value. TORM also believes that a significant portion of a named executive's compensation should be directly linked to TORM's performance.

This Remuneration Policy has several provisions designed to protect shareholder interests and promote effective corporate governance in respect of the Plans, including the following:

•	Limitations on grants to executive management and individual participants in a given calendar year

•	Awards under the Plans are administered by the Remuneration Committee, an independent committee of the board of directors.

Estimated Present Value. The estimated present value of the Plans will be disclosed in TORM's annual report.

Terms of the Plans
Administration. The board of directors will, based on recommendations from the Remuneration Committee, generally administer a Plan and has the authority to grant incentives under any Plan and to set the terms of the awards, amend any outstanding incentives or accelerate the time at which any outstanding incentives may vest, correct any defect in the Plans or any incentive as it deems necessary and establish rules or regulations relating to administration of the Plans. See further paragraph 4.4 below, "Adjustments". All provisions of the Plans and any actions taken thereunder will be subject to applicable law.

Principal Conditions for Granting Incentive Pay. The attainment of performance targets based on TORM's strategic and operational initiatives, including inter alia total shareholder return and cash flow metrics, may be used to determine allocations under the Plans, in addition to discretionary allocations.

Eligibility. Members of executive management will be eligible to receive incentives under a Plan when designated as participants.

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Requirements. The board of directors has discretion to determine the times at which such incentives are to be made, the size of such incentives, the form of payment and all other conditions of such incentives, including any restrictions, deferral periods or performance requirements.
Amendments or Discontinuation. The general meeting must approve any amendments to, or discontinuation of, this Remuneration Policy, which provides the framework for the Plans. No amendment to, or discontinuation of, this Remuneration Policy may materially impair any previously granted award under the Plans without the consent of the recipient.
Term. No incentives may be granted under a Plan more than ten years after the date on which this Remuneration Policy was initially approved by the general meeting.
Incentive Agreements. Grants of incentives will be subject to the terms and conditions of the Plans and may also be subject to individual restrictions imposed by the board of directors and detailed in an incentive agreement between TORM and the relevant participant.
STIP. The STIP primarily supports fulfilment of short-term objectives and goals. The board of directors may, based on recommendations from the Remuneration Committee, decide to declare annual cash bonuses to members of executive management in order to meet the overall objectives of this Remuneration Policy. Such bonuses may be subject to the attainment of certain performance or other targets.
LTIP. Incentives under the LTIP may be granted in any one or a combination of the following forms:
•	share options;
•	restricted share units; and
•	other share-based awards.
Each type of award is discussed in greater detail in the sub-paragraph "Types of Incentives" below.
The LTIP primarily supports fulfilment of long-term objectives and goals.
Maximum Threshold. The maximum threshold for the share-based LTIP grants applicable to executive management as a group is expected to be approximately 7% of the Company's share capital from time to time.
Minimum Vesting Requirements. Incentives granted under the LTIP are generally subject to minimum vesting requirements of three years and must generally have a vesting period of five years for members of executive management (with incremental vesting permitted over the vesting period).
Types of Incentives. Each type of award that may be granted under the LTIP is described below.
•
Share Options. A share option is a right to subscribe for A shares in TORM. The board of directors will determine the number and exercise price of the options and when the options become exercisable. The term of an option may not exceed ten years. The board of directors may not decrease the exercise price for any outstanding options after the date of grant other than as provided for in the Plans or in accordance with the adjustment principles set out in paragraph  4.4 below. In addition, an outstanding option may not, as of any date that the option has a per share exercise price that is greater than the then current fair market value of a share, be surrendered to TORM as consideration for the grant of a new option with a lower exercise price, another award, a cash payment or A shares, unless provided for in the Plans or in accordance with the adjustment principles set out in paragraph 4.4 below.

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The option exercise price may be paid in cash, by check, in A shares, through a "cashless" exercise arrangement, through a net exercise procedure (if approved by the board of directors) or in any other manner authorized by the board of directors.
TORM intends to make A shares available upon exercise of any share options by way of a fresh issuance of A shares out of capital and currently has allotment authorities in place in order to allow any such share issuances to be made by the Company.
•
Restricted Share Units. A restricted share unit, or RSU, represents the right to receive from TORM one share, on a respective vesting or settlement date. Subject to the restrictions provided in the applicable incentive agreement and the LTIP, a participant receiving RSUs has no rights as a shareholder as to such units, until the RSUs vest and A shares are issued to the participant. RSUs may be granted with dividend equivalent rights; however, unless determined by the board of directors to be paid currently, TORM shall establish a bookkeeping account for the participant and reflect in that account any securities, cash or other property comprising any dividend or property distribution with respect to each share underlying each RSU.

•
Other Share-Based Awards. The LTIP also permits the board of directors to grant to eligible participants awards of A shares and other awards that are denominated or payable in, valued in whole or in part by reference to, or are otherwise based on or related to, A shares of, or the appreciation in value of, A shares.

Termination of Employment or Service. Each incentive agreement may, subject to applicable law, include provisions requiring the forfeiture of outstanding incentives in the event of the participant's termination of employment, if such participant is considered a bad Ieaver (as defined by the board of directors in the individual agreement) or, in the case of performance-based grants, if applicable goals or targets are not met.
Claw back provisions. RSUs issued under the LTIP are subject to claw back in the event of material misstatement of the Company's financial results, gross misconduct, or material error in the calculation of performance conditions.
Change of Control. If determined by the board of directors and if so provided in the incentive agreement, a change of control of TORM (as defined by the board of directors in the individual agreement) may require that:

•	all outstanding incentives will become fully vested and exercisable;

•	all restrictions or limitations on any outstanding incentives will lapse;

•	all performance criteria and other conditions relating to the payment of incentives will be deemed to have been achieved or waived by TORM;

•	all outstanding options are required to be exercised by a certain date;

•
The surrender to TORM of some or all outstanding options in exchange for a share or cash payment for each option equal in value to the per share change of control value, calculated as described in the LTIP, over the exercise price.

•	Any equitable adjustment be made to outstanding incentives as deemed necessary to reflect TORM's corporate changes; and/or

•
an option will become an option relating to the number of A shares or other securities or property (including cash) to which the participant would have been entitled in connection with the change of control transaction if the participant had been a shareholder.

See further paragraph 4.4 below, "Adjustments".

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Transferability of Incentives. The board of directors may determine that the incentives granted under the LTIP may not be transferred except (a) by will, (b) by the laws of descent and distribution, (c) pursuant to any court order in connection with separation of domestic property or (d) as to options only, if permitted by the board of directors and so provided in the applicable incentive agreement, to immediate family members or to a partnership, limited liability company or trust for which the sole owners, members or beneficiaries are the participant or immediate family members.

Awards to Be Granted
Grants of incentives to members of executive management will be made by the board of directors as deemed necessary or appropriate considering the overall objectives of this Remuneration Policy.

4.3 Extraordinary Bonus
The board of directors may in individual cases grant a one-off bonus or other extraordinary incentive-based pay, e.g. retention bonus, severance payment, sign-on bonus or other schemes in connection with the appointment, provided that it is deemed necessary by the board of directors in order to meet the overall objectives of this Remuneration Policy. A grant of extraordinary bonus may consist of cash and/or be share-based and may be subject to the attainment of certain performance targets.

4.4 Adjustments
For the various types of incentive-based pay, the board of directors may lay down specific terms governing the lapse of the scheme or repayment of the incentive-based pay.

In exceptional cases or in extraordinary circumstances, TORM may reclaim in full or in part incentive pay paid to members of executive management (claw back), e.g. in the event of manifest errors in the accounting figures or other basis for award or vesting. There is no specific provision on claw back in the CEO service agreement. Under Danish law, the principle of "condictio indebity" may apply to payments made in error. Also, under the Danish Companies Act, a CEO may be held liable for damages to his employer, in cases of negligence or wilful misconduct.

Furthermore, the board of directors may lay down provisions on accelerated vesting or exercise and adjustment of the incentive-based pay, exercise price, performance targets, etc., in the event of changes to the capital structure or other material events, which would otherwise adversely influence the value or effect of the incentive-based pay in contravention with the general objectives of this Remuneration Policy.
In respect of the share limitations provided in the LTIP, including the number of A shares subject to the LTIP, proportionate adjustments may be made by the board of directors in the event of any recapitalization, reclassification, share dividend, share split, combination of A shares or other similar change in the A shares. In addition, the exercise price of any outstanding options and any performance goals will be adjusted downwards for dividends and will also be subject to other adjustments if necessary to provide participants with the same relative rights before and after the occurrence of any such event.

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Adoption and publication
The board of directors shall review this Remuneration Policy at least once a year. Any changes to this Remuneration Policy shall be adopted by the board of directors and approved by shareholders at a general meeting.

TORM's Remuneration Report will be included in the Company's annual reports for all financial years and will contain information on remuneration paid to the board of directors and executive management.

This Remuneration Policy is available on TORM's website, www.torm-plc.com

This Remuneration Policy has been adopted by the board of directors.

This Remuneration Policy has been prepared in both a Danish and an English version. In the event of a conflict between them or in case of difficulty of interpretation, the English version shall prevail.

Terms of Reference for the Remuneration Committee of the Company

The Terms of Reference of the Remuneration Committee can be found on the TORM website at the following link: http://www.torm.com/uploads/media_items/terms-of-reference-remuneration-committee.original.pdf

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